FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

EXPLANATORY NOTE

Banco Santander, S.A. is furnishing this Report on Form 6-K/A, to amend an error in the Report of Other Relevant Information dated November 16, 2023 included in Santander’s Report on Form 6-K furnished to the Securities and Exchange Commission on November 16, 2023. The correct TOTAL amount in the last row of the column ‘Number of shares’ is 8,362,593. The remainder of the information contained in the Original 6-K remains unchanged.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 16, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 September 2023 (official registry number 1979) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, on the basis of the information received from Goldman Sachs International as intermediary in charge of executing the Buy-back Programme, of the transactions carried out over its own shares between 8 and 15 November 2023 (both inclusive).

The cash amount of the shares purchased to 15 November 2023 as a result of the execution of the Buy-back Programme amounts to 696,390,726 Euros, which represents approximately 53% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
08/11/2023	SAN	Purchase	XMAD	4,395,199	3.5489
09/11/2023	SAN	Purchase	XMAD	1,967,394	3.5722
10/11/2023	SAN	Purchase	XMAD	500,000	3.5982
13/11/2023	SAN	Purchase	XMAD	500,000	3.6333
14/11/2023	SAN	Purchase	XMAD	500,000	3.6649
15/11/2023	SAN	Purchase	XMAD	500,000	3.6867
			TOTAL	8,362,593 ~~3,967,199~~

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 16 November 2023

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 08/11/2023 and 15/11/2023 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-annex-i-08-a-15-nov-2023.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 16, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance